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Via EDGAR	February 10, 2023

Mr. Brian Fetterolf

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kuke Music Holding Limited (CIK No. 0001809158)
Response to the Staff’s Comments on Amendment No.2 to Registration Statement on Form F-3 Filed on January 10, 2023 (File No. 333-267655)

Dear Mr. Fetterolf and Ms. Peyser,

On behalf of our client, Kuke Music Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter January 31, 2023 on the amendment No.2 to the registration statement on Form F-3 filed on January 10, 2023. Concurrently with the submission of this letter, the Company is submitting its amendment No.3 to the Registration Statement (“Amendment No.3”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

Responses to the comments contained in the Staff’s letter dated January 31, 2023

General

1. On the cover page and on page 6 of the prospectus summary, disclose that you appointed a new auditor in November 2022, and include the name of the auditor and the location of its headquarters. On the cover page and on page 6 of the prospectus summary, where you discuss the firm that audited your 2021 Form 20-F, please include the name of the auditor. On page 18, where you discuss Ernst & Young, disclose where it is located. Wherever you discuss the HFCAA and AHFCAA, please revise to reflect that the HFCAA was amended on December 29, 2022 to reduce the number of non-inspection years from three years to two years.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 18, 19, 32 and 33 of Amendment No.3.

***

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

If you have any questions regarding the Amendment No.3, please contact the undersigned by telephone at +86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

He Yu, Chairman and Chief Executive Officer, KUKE MUSIC HOLDING LIMITED